

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 7, 2007

Via U.S. Mail and Facsimile
Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Amendment No. 6 to Registration Statement on Form SB-2**
> **Filed April 18, 2007**
> **File No. 333-130380**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 333-85306**

Dear Mr. Ming:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Wewelcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2, filed April 18, 2007

General

1.   As necessary, revise the Form SB-2 to conform to changes made to your Form
        10-KSB in response to our comments below.

2.   Please tell us why you believe that you are eligible to use Form SB-2. In this
        regard, we refer you to the response letter and to your inquiry regarding your
        status as a small business filer.

Summary

Overview, page 1

3.   Expand your discussion to indicate the business reasons for structuring your
        relationship with Shanxi Coal the way it has been structured and for deciding not
        to purchase it. As part of that discussion:
        • Discuss Putai's option to purchase Shanxi Coal;
        • Indicate your intent to exercise that option; and
        • Address the conflict arising from the fact that the Zhaos can compel Puda to
          exercise the option.

4.   We note that you may bring any dispute arising from the operating agreements
        before the China International Economic and Trade Arbitration Commission for
        arbitration. Please discuss in some detail the type of relief that you may seek in
        such proceedings, particularly given that Zhao Ming and Zhao Yao are the owners
        of Shanxi Coal and affiliates of the issuer.

Risk Factors, page 6

5.   Please discuss the risks associated with having only one director who also
        performs the roles of chief executive officer and president.

Certain Relationships and Related Party Transactions, page 31

6.   We note that you acquired the New Shanxi Liulin Jucai Plant and the New
        Zhongyang Plant from Resources Group and that Resources Group loaned you the
        funds to finance the acquisition. The loan is collateralized by the acquired
        properties. Please expand to discuss in some detail the circumstances in which
        the properties are revertible to Resources Group.

Tax Liability Payments, page 32

7.	If Resources Group paid the tax liabilities of its affiliates prior to December 31, 2004, clarify why (i) Shanxi Coal made payments to Resources Group for payments of taxes in the years ended December 31, 2004 and 2005; and (ii) Resources Group paid Shanxi Coal's VAT in April 2005.

Description of Business, page 33

8.	Provide a more detailed discussion, under separate headings, of the terms of the three Operating Agreements. Regarding the Consulting Agreement, explain the nature of consulting services to be provided. In this regard, we note that the Zhaos have common control of both parties and thus would appear to be providing consulting services to themselves.

Intellectual Property, page 48

9.	Please provide us with supporting documentation establishing Putai's proprietary right to the water supported jig washing technology.

Executive Compensation

Narrative Discussion of Compensation Table, page 56

10.	We note that you provide information for compensation paid for services provided to Shanxi Coal. Provide comparable information for services provided to Puda Coal.

11.	Please describe in more detail the efforts and achievements of the named officers that resulted in the award of compensation at the disclosed levels. See Release No. 33-8732A.

12.	We note a significant difference between the salaries awarded to Zhao Ming and Zhao Yao in 2005 and 2006. Discuss the reasons for the difference in salary levels between both years. Specify the efforts and achievements of the named officers that contributed to the significant increase in salary levels for 2006.

13.	Please discuss in more detail why you believe that your compensation package is "comparable and competitive to similar businesses" in your location. If possible, identify the companies used as benchmark in making the compensation determinations.

Recent Sales of Unregistered Securities, page 59

14.   We note that you have conducted a number of private transactions during the past
       three years. Some of the transactions have been conducted within a six-month
       period and appear to involve more than thirty-five purchasers. Please tell us, in
       reasonable detail, why you believe the transactions were exempt from registration.

Exhibits and Financial Schedules, page 70

15.   It does not appear that you have filed as an exhibit a legality opinion relating to
       the securities being offered for resale. Please file the opinion as an exhibit.

Undertakings, page 72

16.   Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

Signature

17.   Please provide the signature of the principal accounting officer or controller.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

18.   We note the statement on the cover page: "The Issuer, as a voluntary filer, is not
       subject to the requirements under Section 13 and 15(d) of the Exchange Act but
       has been filing all reports required to be filed by those sections for the past 12
       months." Please tell us the basis for the statement. Alternatively, remove the
       statement and revise, as necessary, other periodic reports containing similar
       representations.

Consolidated Statements of Operations, page F-4

19.   It appears that you should include the preference dividend for each year that the
       amount remains outstanding. Refer to paragraph 61 of FAS 128 and revise your
       presentation or otherwise explain why you believe your presentation is
       appropriate under the applicable guidance.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

20.   Please expand your disclosure within footnote 10 to explain the facts and
       circumstances surrounding the cashless exercise of placement agent warrants and
       tell us how you accounted for this exercise.

21.   Please reconcile the amount presented as additional paid-in capital for the Derivative conversion feature transferred to equity upon conversion, totaling $3,314, with that presented on page F-21, totaling $3,731. In addition, please expand your disclosure in footnote 10 to explain the facts and circumstances surrounding the derivative conversion feature and derivative warrants transferred to equity upon conversion.

Controls and Procedures, page 42

22.   You disclose that your certifying officers concluded that your "disclosure controls and procedures were designed to ensure that the information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and were effective." Please note that Item 307 of Regulation S-B requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are "…designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
        J. Goeken
        C. Moncada-Terry